
07002390

OMB APPROVAL

OMB Number: 3235-0123

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-66352

Rec'd 1/29/07

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III


RECD S.E.C.
2 9 2007
803

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2006 MM/DD/YY **AND ENDING** DECEMBER 31, 2006 MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **THE REID GROUP LLC**

OFFICIAL USE ONLY

FIRM ID. NO.130448

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1285 AVENUE OF THE AMERICAS, 35TH FLOOR
(No. and Street)

NEW YORK	NY	10019
(City)	(state)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MR. DONOVAN L. REID (212) 554-4030
(Area Code - Telephone No.)

PROCESSED
MAR 1 2 2007
THOMSON FINANCIAL

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SANCHEZ, PABLO F.
(Name - if individual, state *last, first, middle name*)

32-36 BELL BOULEVARD	BAYSIDE	NY	11361
(Address)	(City)	(state)	(Zip Code)

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240-17a-5(e)(2).*

SEC 1410 (3-91)

AB 3/9

OATH OR AFFIRMATION

I DONOVAN L. REID swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of THE REID GROUP LLC as of DECEMBER 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE



WINSTON E. FOSTER
Notary Public - State of Florida
My Commission Expires Jun 26, 2008
Commission # DD313813
Bonded By National Notary Assn.

Notary Public

Signature

CHIEF EXECUTIVE OFFICER

Title

This report contains (check all applicable boxes):**

[X] (a) Facing page
[X] (b) Statement of Financial Condition.
[X] (c) Statement of Income (Loss).
[X] (d) Statement of Cash Flows.
[X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[X] (g)Computation of Net Capital.
[ ] (h)Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
[X] (j)A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[X] (l) An Oath or Affirmation.
[ ] (m)A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

THE REID GROUP LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2006 and 2005

THE REID GROUP LLC

Contents

Pablo F. Sanchez, CPA 32-36 Bell Blvd. Bayside, New York 11361 Phone: (917) 562-3675

INDEPENDENT AUDITORS' REPORT

The Management Committee
The Reid Group LLC

We have audited the accompanying statements of financial condition of The Reid Group LLC (the "Company") as of December 31, 2006 and 2005, and the related statements of operations, changes in members' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Reid Group LLC (the "Company") as of December 31, 2006 and 2005 and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.



January 12, 2007

THE REID GROUP LLC

Statements of Financial Condition

	December 31, 2006	December 31, 2005
ASSETS		
Cash and cash equivalents	$ 28,309	$ 1,836
Accounts receivable	-	15,000
Other current assets	-	2,337
Total assets	$ 28,309	$ 19,173
LIABILITIES AND MEMBERS' EQUITY		
LIABILITIES		
Accounts payable and accrued expenses	$ 2,500	$ 2,500
Total liabilities	2,500	2,500
MEMBERS' EQUITY		
Contributed capital – authorized 1,000,000 units, issued and outstanding 10,000 units	47,339	47,339
Accumulated deficit	(21,530)	(30,666)
Total members' equity	25,809	16,673
Total liabilities and members' equity	$ 28,309	$ 19,173

See notes to financial statements.

THE REID GROUP LLC

Statements of Operations

	Year Ended December 31,	
	2006	**2005**
Revenues:		
Investment banking fees	$ 210,000	$ 22,500
Operating expenses:		
General and administrative	200,864	27,678
Net loss	$ 9,136	$ (5,178)

See notes to financial statements.

THE REID GROUP LLC

Statements of Changes in Members' Equity

	Contributed Capital	Accumulated Deficit	Total Members' Equity
Balance at January 1, 2005	$ 34,842	$ (25,488)	$ 9,354
Capital contributions	12,497	-	12,497
Net loss	-	(5,178)	(5,178)
Balance at December 31, 2005	47,339	(30,666)	16,673
Net income	-	9,136	9,136
Balance at December 31, 2006	$ 47,339	$ (21,530)	$ 25,809

See notes to financial statements.

THE REID GROUP LLC

Statements of Cash Flows

	Year Ended December 31, 2006	2005
Cash flows from operating activities:		
Net income	**$ 9,136**	$ (5,178)
Adjustments to reconcile net income (loss) to net cash from (used in) operating activities:		
Changes in:		
Accounts receivable	**15,000**	(15,000)
Other current assets	**2,337**	(2,272)
Accounts payable and accrued expenses	**-**	(500)
Net cash from (used in) operating activities	**26,473**	(22,950)
Cash flows from investing activities:		
Cash from investing activities	**-**	-
Cash flows from financing activities:		
Capital contributions	**-**	12,497
Capital withdrawals	**-**	-
Cash from financing activities	**-**	12,497
Net increase (decrease) in cash and cash equivalents	**26,473**	(10,453)
Cash and cash equivalents at beginning of year	**1,836**	12,289
Cash and cash equivalents at end of year	**$ 28,309**	$ 1,836

See notes to financial statements.

THE REID GROUP LLC

Notes to Financial Statements
December 31, 2006 and 2005

NOTE A - ORGANIZATION, DESCRIPTION OF BUSINESS, AND BASIS OF PRESENTATION

[1] Organization:

The Reid Group LLC (the "Firm" or "Company") is an independent boutique investment-banking firm headquartered in New York. The Firm is a limited liability company formed on December 30, 1998 under the laws of the State of Delaware. The Firm is registered as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. ("NASD"), effective on September 14, 2004.

[2] Description of business:

The Firm offers its middle-market institutional clients corporate finance services, including debt and equity private placements, and advisory services, including advice on mergers and acquisition, corporate restructuring, and strategic matters. The firm has no research, trading, lending, or related activities and, instead, is dedicated to providing high-quality, conflict-free, client-focused advice.

[3] Basis of presentation:

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. The Company has incurred recurring losses and has been principally financed by the Company's sole equity member.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1] Cash and cash equivalents:

The Company considers all highly liquid investments with maturities of three months or less when purchased to be cash equivalents.

[2] Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

[3] Revenue recognition:

Revenues include fees for the Firm's retention, its role as arranger and agent in private placements, and for advisory services. Retention fees are typically non-reimbursable and recorded when earned upon the execution of client engagement letters. Arrangement and private placement agency fees are earned through the Firm's arrangement of credit facilities and private placements of debt and equity securities, respectively. Advisory fees are earned by the Firm in its role as financial advisor in mergers and acquisitions and similar transactions. Arrangement and private placement agency fees are recorded at the time the credit facilities and private placement of debt and equity transactions are completed, respectively. Merger and acquisition fees and other advisory service revenues are generally earned and recognized only upon successful completion of the engagement. Un-reimbursed expenses associated with private placement and advisory transactions are recorded as non-compensation expenses.

NOTE C - MEMBERS' EQUITY AND LIMITED LIABILITY COMPANY AGREEMENT

The Limited Liability Company Agreement (the "Agreement"), as amended, dated March 20, 2004, sets forth the respective rights and obligations of Members of the Firm and provide for terms of its management and conduct of its affairs. The Firm has two Managing Members of which the current Chief Executive Officer is the sole equity Member and owner. The Firm's Management Committee is responsible for managing the affairs of the Firm.

NOTE D – REGULATORY AUTHORITIES

The Firm is a U.S. registered broker-dealer and is subject to the net capital requirements of Rule 15c3-1 under the Securities Exchange Act of 1934. Rule 15c3-1 requires the Firm to maintain net capital, as defined, which shall be the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined. The Firm's regulatory net capital at December 31, 2006 and 2005 was $25,809 and $(665), respectively, which exceeded the minimum net capital requirement by $20,809 and violated the minimum net capital requirement by $(5,665), respectively.

NOTE E - INCOME TAXES

The Company is treated as a partnership for federal income tax purposes and does not incur income taxes. Instead, its earnings and losses are included in the income tax returns of the members whose tax impact depends on their respective tax situations. Accordingly, the financial statements do not reflect a provision for federal, state, and local income taxes.

Pablo F. Sanchez, CPA 32-36 Bell Blvd.
Bayside, New York 11361
Phone: (917) 562-3675

REPORT OF INDEPENDENT AUDITOR ON SUPPLEMENTARY INFORMATION

The Management Committee
The Reid Group LLC

We have audited the accompanying financial statements of The Reid Group LLC as of December 31, 2006 and 2005 and for the years then ended, and have issued our report thereon, dated January 12, 2007. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



January 12, 2007

THE REID GROUP LLC

Computation of Net Capital – Schedule 1

	December 31, 2006	December 31, 2005
Members' equity	25,809	16,673
Non-allowable asset deductions and/or charges:		
Accounts receivable	0	15,000
Other current assets	0	2,338
Tentative net capital	25,809	(665)
Less: Haircuts	-	-
Net capital	25,809	(665)

Computation of Aggregate Indebtedness

	2006	2005
Aggregate Indebtedness	$ 2,500	$ 2,500

Computation of Basic Net Capital Requirement

	2006	2005
(1) Minimum net capital based on aggregate indebtedness	$ 167	$ 167
(2) Minimum dollar requirement	5,000	5,000
Capital requirement - greater of (1) or (2) above	$ 5,000	$ 5,000

Reconciliation of Net Capital

There were no material differences between the audited and unaudited computation of net capital.

Pablo F. Sanchez, CPA 32-36 Bell Blvd.
Bayside, New York 11361
Phone: (917) 562-3675

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROLS

The Management Committee
The Reid Group LLC

In planning and performing our audits of the financial statements and supplemental schedules of The Reid Group LLC for the years ended December 31, 2006 and 2005, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with exemptive provisions of SEC Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verification and comparisons
2. Recordation of differences required by SEC Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practice and procedures are to provide management with reasonable but not absolute assurance that the assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. SEC Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we

noted no matters involving internal control, including internal control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material aspects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 and 2005, to meet the SEC's objectives.

This report is intended solely for the use of the Management Committee, management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies that rely on SEC Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.



January 12, 2007

END